FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13(a)-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number 333-12714-01

LUCITE INTERNATIONAL
GROUP HOLDINGS LIMITED
(Exact Name of Registrant Guarantor as Specified in its Charter)

England and Wales
(Jurisdiction of incorporation or organization)

Queens Gate, 15-17 Queens Terrace, Southampton SO14 3BP, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]         Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]         No [X]

Press Release
Signature

Press Release

     16 June 2003, Southampton

Lucite International Finance plc to issue 10.25% Senior Notes due 2010 in a principal amount sufficient to generate net proceeds (after transaction and related costs) of €50 million.

Lucite International Finance plc announced today that it plans to issue 10.25% Senior Notes due 2010 in a principal amount sufficient to generate net proceeds (after transaction and related costs) of €50 million (“new notes”). The new notes will have terms which are substantially the same as its outstanding €200 million 10.25% Senior Notes due 2010 which were issued in 2000 (“existing notes”), except that the new notes will not be registered with the US Securities and Exchange Commission.

Promptly after the completion of the offering of the new notes, Lucite International Finance plc will make an offer to holders of the existing notes to exchange the existing notes into additional notes having the same terms as, and constituting a single series of notes with, the new notes. In the exchange offer, Lucite International Finance plc will offer €1,000 principal amount of additional notes and a €2.50 cash payment for each principal amount of existing notes. The new notes and any additional notes issued in the exchange will be fungible.

THE NEW NOTES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE US SECURITIES ACT OF 1933, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

The contents of this press release, which have been prepared by and are the sole responsibility of Lucite International Finance plc, have been approved by Merrill Lynch International. Merrill Lynch International can be contacted at Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ.

Stabilisation: FSA

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucite International Group Holdings Limited Registrant Guarantor

By:	/s/ IAN LAMBERT
Ian Lambert
Director

Dated June 16, 2003